UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

26 March, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 26 March, 2026, Guardian Metal Resources PLC issued a press release titled “Appointment of CFO and Board Changes.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 26 March, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press release dated 26 March, 2026.

26 March 2026

Guardian Metal Resources plc

Guardian Metal Resources plc ("Guardian Metal" or the "Company")

Appointment of CFO and Board Changes

Guardian Metal Resources plc (LON: GMET, OTCQX:GMTLF, NYSE A:GMTL), a U.S.-focused exploration-stage company focused on tungsten in Nevada, United States, is pleased to announce the appointment of Mr Jake Mather as Chief Financial Officer ("CFO") with effect from today, 26 March 2026. At the same time, Mr Benjamin ("Ben") James Hodges, currently the Company's Finance Director and executive director of the Company, will step down from his executive role and remain on the Board as a Non-Executive Director.

Jake is an accomplished mining financial professional with over 20 years experience in the industry and a proven track record of maximizing shareholder value through complex financial management, M&A activities, and operational optimization. Previously, Jake was the CFO at Golden Queen Mining Company in California where he supported a divestment process. Most recently, he was the Vice President Business Development at Ceibo, a Chilean based copper sulfide leaching company where he led activities in North America. Jake also worked 12 years at Rio Tinto in a variety of finance & strategy roles, directing corporate strategy efforts including internal investment processes and external contracts. Jake is a U.S. national based in Salt Lake City, Utah.

Ben was appointed Financial Director of Guardian Metal in December 2024. Since his appointment, he has been responsible for aspects of the Company's finance function including audit lead, financial reporting and tax planning, as well the oversight of financial and reporting processes. As such, he has played an integral role in the rapid growth of the Company, including the successful raising of over US$21 million during the course of his tenure, and the acquisition of the Tempiute Tungsten Mine & Mill ("Tempiute"). Ben will today step down as Financial Director and assume his role as a Non-Executive Director, and as Chair of the Audit Committee.

J.T. Starzecki, Executive Chair, commented:

"We are delighted to welcome Jake to the Guardian Metal team at an important stage for the Company. He brings with him a wealth of experience, including as leader of financial divisions within fast-growing, natural resource organisations, suited to Guardian Metal as we progress the development of our U.S.-based tungsten projects.

"We also express our sincere thanks to Ben who has played a central role in defining and delivering the Company's strategy to date,  including equity raises and the acquisition of Tempiute. We are pleased that Ben will remain on the Board as a Non-Executive Director, allowing the Company to continue to benefit from his expertise and deep knowledge of the business, as the team delivers on our next phase of growth."

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information please visit Guardian Metal https://www.guardianmetalresources.com/ or contact:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 207 0788496
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (LON: GMET, OTCQX: GMTLF, NYSE A: GMTL) is a U.S.-focused exploration-stage company focused on tungsten in Nevada, United States. Its principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of mineralization that have seen prior tungsten mining activity by third parties.

In July 2025, the U.S. Department of War (DoW), under Title III of the Defense Production Act of 1950, as amended, invested US$6.2 million in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed an initial public offering of American Depositary Shares in the United States in March 2026.

Tungsten is used across defense, energy transition, technology and industrial applications. The Company's projects are located in the United States and are focused on potential future development.
&#xD;